Exhibit 1

NEWS RELEASE

North American Palladium Announces Year End 2014 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, February 19, 2015 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced financial and operational results for the year ended December 31, 2014 from its Lac des Iles palladium mine (“LDI”) in northern Ontario.

2014 Results Summary

•	Produced 174,194 ounces of payable palladium, a 29% increase compared to 2013, at a cash cost per ounce(1) of US$513;

•	Realized palladium selling price of US$802 per ounce, giving a palladium operating margin of US$289 per ounce, or US$50.3 million;

•	Revenue of $220.1 million, an increase of $66.9 million or 44% compared to 2013;

•	Adjusted EBITDA(1) of $50.0 million, an increase of $34.7 million or 227% compared to 2013;

•

Invested $23.8 million in capital expenditures, compared to $109.5 million in 2013; Successfully completed the transition to underground mining utilizing the new shaft and related ore handling infrastructure;

•	Invested $8.3 million in exploration;

•	Gradual production ramp up was successful, with numerous days in the fourth quarter reaching and surpassing target of 5,000 tonnes per day from underground.

“During 2014, a number of milestones were achieved that marked the end of the ramp up and transition period. The focus for 2015 is reliability and efficiency improvements,” said Phil du Toit, President and Chief Executive Officer. “Our exploration results for 2014 also showed promising mineralization areas that put us in a good position to study future extension to the mine life.”

“The hard work and dedication of all of our employees, particularly those on site at LDI, has to be acknowledged,” added Mr. du Toit. “Through perseverance and commitment they have endured challenging times and have helped put the Company back in a position to pursue growth.”

Financial Update(2)

2014 Year-End Results

Revenue for the year ended December 31, 2014 was $220.1 million compared to $153.2 million in the prior year. The 44% year-over-year increase in revenue was primarily due to increased palladium production and sales ($29.1 million), higher palladium prices ($12.9 million) and more favorable exchange rates ($13.1 million).

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Income from mining operations was $21.9 million, compared to a loss from mining operations of $0.8 million in the prior year. During the year, the Company realized an average palladium selling price of US$802 per ounce, compared to US$724 per ounce realized in 2013.

Net loss for the year was $66.7 million or $0.20 per share compared to a net loss of $46.2 million or $0.25 per share in the prior year. Included in the 2014 net loss was $60.9 million of non-cash expenses consisting of $37.7 million of depreciation and amortization, $15.7 million on unrealized foreign exchange losses and $7.5 million of financing costs.

EBITDA(1) was $23.4 million for the year, compared to negative $3.8 million in 2013. Adjusted EBITDA(1) (which excludes interest expenses and other costs, financing costs, interest and other income, loss on extinguishment of debt, foreign exchange loss, depreciation and amortization, exploration, mine restoration costs net of insurance recoveries, inventory price adjustment and income and mining tax recovery) was $50.0 million in 2014, compared to $15.3 million in 2013.

Financial Liquidity

As at December 31, 2014, the Company had cash and cash equivalents of $4.1 million and availability under the credit facility of US$7.1 million.

Lac des Iles Operations

2014 Production

In 2014, operations were focused on the transition and ramp up of underground mining utilizing the new shaft and updated ore handling system to access new and deeper mining areas in the Offset Zone. Production was predominately sourced from the Offset Zone and a lower grade surface stockpile. The successful ramp up led to an increase in underground mining volumes, higher tonnes processed in the mill and a significant increase in payable palladium production.

In 2014, the Company’s LDI mine produced 174,194 ounces of payable palladium at a total cash cost(1) of US$513 per ounce. Total payable palladium production was at the higher end of Company guidance for 2014. The cash cost per ounce of palladium sold decreased to US$513(1) in 2014 compared to US$560(1) in 2013, mainly due to more payable palladium ounces sold, favourable movements of the Canadian dollar and higher by-product revenues that were offset by increased production, smelting, refining, freight and royalty costs.

During 2014, 2,637,023 tonnes of ore was mined with 1,411,476 tonnes coming from surface (at an average grade of 1.1 g/t) and 1,225,547 tonnes mined from underground (at an average grade of 4.4 g/t).

During 2014, the mill processed 2,684,782 tonnes of ore at an average palladium head grade of 2.7 grams per tonne palladium, a recovery of 82.4%, and a total cost of $49 per tonne milled.

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The following table includes quarterly results for 2014 and full year results to help demonstrate some of the key trends in the business:

	March 31 2014		June 30 2014		September 30 2014		December 31 2014		2014 Full Year
Revenue ($millions)		$48.7		$50.5		$46.4		$74.5		$220.1
Palladium production – payable oz		42,641		39,223		32,560		59,770		174,194
US$ cash cost per palladium oz sold	US$	492	US$	510	US$	589	US$	473	US$	513
Surface mining – tonnes		254,294		243,041		270,860		643,281		1,411,476
Underground mining – tonnes		275,845		263,904		304,804		380,994		1,225,547
Underground mining –tonnes per day		3,065		2,900		3,313		4,141		3,358
Milling –palladium head grade (g/t)		3.3		3.1		2.4		2.3		2.7
Milling – palladium recovery		84.5%		83.6%		80.7%		81.0%		82.4%
Adjusted EBITDA ($millions)		$9.7		$10.4		$8.3		$21.6		$50.0

Throughout the fourth quarter of 2014, the Company performed a trial full time mill run that fully utilized the mill compared to the batch basis of operations in 2013 and the first nine months of 2014. Improvements in the rate of underground mining, combined with available surface low grade ore stockpiles and a buildup of inventory of underground ore on surface at September 30, 2014, allowed the higher mill production. The increased mill tonnage favorably impacted revenue and unit operating costs in the fourth quarter of 2014.

Exploration

In 2014, NAP invested $8.3 million in exploration and infill drilling, exclusive of $1.1 million that was capitalized in connection with the LDI mine expansion.

Sixty-six holes were drilled at LDI totaling 36,309 metres including 33,415 metres on the Offset Zone and the remaining 2,894 metres on surface targets, the majority of which were directed to the Powerline Zone. The Company plans to release its updated mineral reserve and resource estimate in the first quarter of 2015.

Year End 2014 Conference Call & Webcast Details
Date:	Thursday, February 19, 2015
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 8347411, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 8347411, followed by # sign)
The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

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About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information, please contact:

John Vincic

Telephone: 416-360-7374

Email: IR@nap.com

Notes:

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s consolidated financial statements for the year ended December 31, 2014 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘target’, ‘plan’, ‘should’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as future growth and extension to mine life, timelines, production forecasts, expected mining rates, and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the possibility that metal prices and foreign exchange rates may fluctuate, the risk that the LDI mine may not perform as planned, that the Company may not be able to meet production forecasts, that the Company may not be able to obtain sufficient financing to fund capital expenditures or to meet its financial obligations as they become due, inherent risks associated with development, exploration, mining and processing including risks to tailings capacity, employment disruptions, including in connection with collective agreements between the Company an unions, and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Form 40-F / Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal price and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, and that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Consolidated Balance Sheets

(expressed in millions of Canadian dollars)

(unaudited)

	December 31 2014	December 31 2013

ASSETS
Current Assets
Cash and cash equivalents	$4.1	$9.8
Accounts receivable	75.4	38.6
Inventories	14.9	14.2
Other assets	3.6	7.0

Total Current Assets	98.0	69.6

Non-current Assets
Mining interests	452.8	456.2

Total Non-current Assets	452.8	456.2

Total Assets	$550.8	$525.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$28.8	$48.8
Credit facility	36.8	17.8
Current portion of obligations under finance leases	4.6	3.0
Current portion of long-term debt	7.3	173.7
Current derivative liability	—	0.5

Total Current Liabilities	77.5	243.8

Non-current Liabilities
Income taxes payable	0.1	1.3
Asset retirement obligations	15.8	13.6
Obligations under finance leases	14.2	8.7
Long-term debt	218.8	35.9

Total Non-current Liabilities	248.9	59.5

Shareholders’ Equity
Common share capital and purchase warrants	866.4	798.4
Stock options and related surplus	9.7	9.1
Equity component of convertible debentures, net of issue costs	6.9	6.9
Contributed surplus	8.9	8.9
Deficit	(667.5)	(600.8)

Total Shareholders’ Equity	224.4	222.5

Total Liabilities and Shareholders’ Equity	$550.8	$525.8

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Consolidated Statements of Operations and

Comprehensive Loss

(expressed in millions of Canadian dollars, except share and per share amounts)

(unaudited)

	2014	2013
Revenue	$220.1	$153.2

Mining operating expenses
Production costs	130.7	107.5
Smelting, refining and freight costs	19.0	14.0
Royalty expense	9.1	6.5
Depreciation and amortization	37.7	25.5
Inventory pricing adjustment	—	0.7
Loss on disposal of equipment	1.7	1.1
Other	—	(1.3)

Total mining operating expenses	198.2	154.0

Income (loss) from mining operations	21.9	(0.8)

Other expenses
Exploration	8.3	12.3
General and administration	9.6	10.8
Interest and other income	(4.7)	(2.0)
Interest expense and other costs	49.6	6.9
Financing costs	7.5	3.7
Loss on extinguishment of long-term debt	—	11.0
Foreign exchange loss	18.3	7.4

Total other expenses	88.6	50.1

Loss from continuing operations before taxes	(66.7)	(50.9)
Income tax recovery	—	2.2

Loss and comprehensive loss from continuing operations for the year	$(66.7)	$(48.7)
Income and comprehensive income from discontinued operations for the year	—	2.5

Loss and comprehensive loss for the year	$(66.7)	$(46.2)

Loss per share
Basic and Diluted	$(0.20)	$(0.25)

Loss from continuing operations per share
Basic and Diluted	$(0.20)	$(0.26)

Income from discontinued operations per share
Basic and Diluted	—	$0.01

Weighted average number of shares outstanding
Basic	338,818,180	187,150,369
Diluted	339,344,513	187,176,329

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Consolidated Statements of Cash Flows

(expressed in millions of Canadian dollars)

(unaudited)

	2014	2013
Cash provided by (used in)
Operations
Loss from continuing operations for the year	$(66.7)	$(48.7)
Operating items not involving cash
Depreciation and amortization	37.7	25.5
Inventory pricing adjustment	—	0.7
Accretion expense	3.2	3.6
Loss on extinguishment of long-term debt	—	11.0
Share-based compensation and employee benefits	2.0	1.4
Unrealized foreign exchange loss	15.7	7.0
Loss on disposal of equipment	1.7	1.1
Interest expense and other	40.6	1.4
Financing costs	7.5	3.7

	41.7	6.7
Changes in non-cash working capital	(53.2)	(0.2)

	(11.5)	6.5

Financing Activities
Issuance of common shares and warrants, net of issue costs	—	18.9
Issuance of convertible debentures, net of issue costs	61.2	—
Credit facility	15.9	0.2
Repayment of senior secured notes	—	(79.2)
Settlement of palladium warrants	(1.1)	(1.7)
Net proceeds of senior secured term loan	—	147.8
Repayment of obligations under finance leases	(3.4)	(2.9)
Interest paid	(41.4)	(8.4)
Other	(1.8)	(3.4)

	29.4	71.3

Investing Activities
Additions to mining interests, net	(23.8)	(109.5)
Proceeds on disposal of mining interests, net	0.2	1.2

	(23.6)	(108.3)

Decrease in cash from continuing operations	(5.7)	(30.5)
Net cash provided by discontinued operations	—	20.1

Decrease in cash	(5.7)	(10.4)
Cash and cash equivalents, beginning of year	9.8	20.2

Cash and cash equivalents, end of year	$4.1	$9.8

Cash and cash equivalents consisting of:
Cash	$4.1	$9.8

Foreign exchange included in cash balance	$0.3	$0.3

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